Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated August 1, 2018

Relating to Preliminary Prospectus dated July 23, 2018

Registration No. 333-226088

Arlo Technologies, Inc.

FREE WRITING PROSPECTUS

This free writing prospectus relates to the initial public offering of common stock, par value $0.001 per share, of Arlo Technologies, Inc. (“Arlo”) and should be read together with the preliminary prospectus dated July 23, 2018 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form S-1 relating to this offering. On July 31, 2018, Arlo filed Amendment No. 2 to the Registration Statement on Form S-1 relating to this offering (“Amendment No. 2”), which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1736946/000119312518233307/d463504ds1a.htm

The following information is set forth in Amendment No. 2 and supplements and updates the information contained in the Preliminary Prospectus.

The section titled “Prospectus Summary – Recent Developments” (see pages 12-13 of Amendment No. 2), has been amended to read as follows:

Preliminary Results for the Three Months Ended July 1, 2018

Preliminary results for the three months ended July 1, 2018 are expected to be as follows:

For the three months ended July 1, 2018, we expect to report revenue in the range of $107.0 million to $112.0 million compared to $100.6 million for the three months ended April 1, 2018 and $79.2 million for the three months ended July 2, 2017.

For the three months ended July 1, 2018, we expect to report gross margin in the range of 25.0% to 26.0% compared to 28.9% for the three months ended April 1, 2018 and 21.1% for the three months ended July 2, 2017.

For the three months ended July 1, 2018, we expect our losses to increase as compared to each of the three months ended April 1, 2018 and the three months ended July 2, 2017, primarily as a result of increases in separation expenses, including third-party advisory, consulting, legal and professional services, IT-related expenses directly related to our separation from NETGEAR, as well as other items that are incremental and one-time in nature.

We also expect our losses to continue to increase in the second half of the year ending December 31, 2018, as we incur costs to establish procedures and practices that will enable Arlo to operate as a stand-alone public company. We expect the most significant component of these costs to be IT-related costs in order to implement certain new systems, including infrastructure and an enterprise resource planning system, which we expect to be $35.0 million to $55.0 million, of which approximately $10.0 million to $20.0 million is expected to constitute capital expenditures. We estimate we have incurred approximately $7.0 million to $10.0 million of such IT-related costs, excluding capital expenditures, prior to July 1, 2018. See the sections titled “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Certain Relationships and Related Party Transactions.”

In addition, following the completion of this offering, we expect to receive certain services from NETGEAR on a transitional basis pursuant to the transition services agreement. See the section titled “Certain Relationships and Related Party Transactions—Relationship with NETGEAR—Arrangements Between NETGEAR and Our Company.” Pursuant to the transition services agreement, NETGEAR will charge a fee that is consistent with our historical allocation for such services. We estimate the total cost for such transition services, which will not extend past the first anniversary of the distribution, to be in the approximate range of $5.0 million to $10.0 million. See the sections titled “Unaudited Pro Forma Condensed Combined Financial Statements” and “Certain Relationships and Related Party Transactions.” As we begin to reduce our reliance on these services and build such functions as executive management, information technology, legal, finance and accounting, human resources, tax, treasury, research and development, sales and marketing, shared facilities and other services, the actual expenses we will incur in the future may differ from the costs that were historically allocated to us from NETGEAR.

The estimated ranges provided above are preliminary and may change.

We have yet to complete our normal quarterly review procedures for the three months ended July 1, 2018, and as such, our final results for this period may differ from these estimates. Any such changes could be material. These estimates should not be viewed as a substitute for full interim financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The preliminary results of operations for the three months ended July 1, 2018 provided above are not necessarily indicative of the results to be achieved for the remainder of 2018 or any future period.

As of July 1, 2018, we have shipped 8.6 million smart connected devices, and, as of July 1, 2018, our smart platform had over 2.2 million registered users across more than 100 countries around the world. For June 2018, Arlo users collectively streamed an average of over 67 million videos daily. According to NPD, for the second quarter of 2018, we held 48% market share based on dollar sales in the U.S. consumer network connected camera systems market.(8)

Arlo Audio Doorbell and Arlo Chime

On July 23, 2018, NETGEAR announced the introduction of the Arlo Audio Doorbell and Arlo Chime. See the section titled “Business—Our Products.”

(8)	The NPD Group, Inc., U.S. Retail Weekly Tracking Service, Security & Monitoring, Camera technology: excludes baby monitors, Security camera system type: excludes not remote viewing ready, Brand: NETGEAR (Arlo), based on dollar sales, April 8, 2018 - July 7, 2018.

Under the sections titled “Prospectus Summary—Summary Historical and Pro Forma Condensed Combined Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion of and Analysis of Financial Condition and Results of Operations—Our Relationship with NETGEAR” and “Certain Relationships and Related Party Transactions—Relationship with NETGEAR—Historical Relationship with NETGEAR,” Arlo has made revisions corresponding to the revisions made to the section titled “Prospectus Summary—Recent Developments.” (See pages 16-17, 73, 82-83 and 144-145 of Amendment No. 2).

Under the section titled “Business—Intellectual Property,” the disclosure was updated to reflect that three previously pending U.S. patent applications have been approved and the applicable patents have been issued to Arlo. (See page 122 of Amendment No. 2).

Under the section titled “Executive Compensation,” the disclosure was amended to: (1) update the vesting schedule of certain options to purchase Arlo common stock that will be granted to each of Messrs. McRae and Collins and Ms. Gorjanc prior to the completion of this offering, (2) update the number of options to purchase common stock that are expected to be issued to Arlo employees, other than Messrs. McRae and Collins and Ms. Gorjanc, prior to the completion of this offering and (3) clarify the bonus that will be available to Mr. McRae. (See pages 133, 134 and 135 of Amendment No. 2).

Arlo has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Arlo has filed with the SEC for more complete information about Arlo and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Arlo, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it. A copy of the prospectus may be obtained from BofA Merrill Lynch, 200 North College Street, 3rd Floor, Charlotte NC 28255-0001, Attn: Prospectus Department or by e-mailing: dg.prospectus_requests@baml.com; from Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, NY 10005 or by telephone at 800-503-4611 or by e-mailing: prospectus.CPDG@db.com; or from Guggenheim Securities, LLC, Attn: Equity Syndicate Department, 330 Madison, 8th Floor, New York, NY 10017, or by telephone at (212) 518-9658, or by email to GSEquityProspectusDelivery@guggenheimpartners.com.